
March 31, 2021

Chamath Palihapitiya
Chief Executive Officer
Social Capital Hedosophia Holdings Corp. V
317 University Ave, Suite 200
Palo Alto, CA 94301

      Re: Social Capital Hedosophia Holdings Corp. V
         Amendment No. 2 to
         Registration Statement on Form S-4
         Filed March 17, 2021
         File No. 333-252009

Dear Mr. Palihapitiya:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 22, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4

General

1. We note your response to the comment in our February 24, 2021 letter and have the following comments:

   • We note that fractional share investors receive dividend rights under your program. Please explain whether all other rights associated with whole-share ownership are bestowed upon fractional share investors, such as voting rights and the right to receive confirmations, proxy statements and other documents required by law to be provided to security holders. Please also explain how fractional share investors are entitled to such rights, whether by contract, under applicable state law (such as, but not limited to, UCC Article 8), or both.

- In regards to your *Gary Plastic* analysis, please address the fact that fractional share investors appear dependent on the operation of your program as there is no other way to invest in fractional shares (other than through another broker, but the fractional shares themselves are not fungible) or to liquidate fractional shares. In this regard, the fractional shares appear to only exist within your program, cannot be transferred outside the program, and while the program does not guarantee liquidity, customers are dependent on the program for liquidity because they cannot hold the fractional shares directly, cannot transfer them to another broker, and can only sell them under the specific terms of your program.

Social Finance Inc.
Notes to Consolidated Financial Statements
Note 11. Permanent Equity , page F-79

2. We note that the common shares issued in conjunction with the December 2020 offering are subject to an upward adjustment based on the implied per-share consideration of the Business Combination and other factors. Please tell us how you determined (i) that additional common shares would be issued at the time of closing of the Business Combination and (ii) the identified number of shares you expect to be issued.

You may contact Marc Thomas at 202-551-3452 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Howard L. Ellin